

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 JAN 30 AM 8:05

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

30th January 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2



02002801

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the completion of the acquisition of shares in Oleander Enterprise Sdn. Bhd. - released on 30th January 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
FEB 06 2002
THOMSON
FINANCIAL

Encl.

c.c. Ms. Anita Sung
The Bank of New York

Fax No. (646) 885 3043

dw 1/31

/ggk/ADR



Form Version 2.0

General Announcement

Submitted by S DARBY on 30-01-2002 05:09:19 PM

Reference No SD-020124-38034

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Sime Darby Berhad**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Completion of acquisition of shares in Oleander Enterprise Sdn. Bhd.

* **Contents :-**

Further to the announcement dated 9th November 2001, Sime Darby Berhad wishes to announce that Sime Singapore Limited ("SSL") had, on 21st January 2002, entered into a supplemental agreement with Alam Plato Sdn Bhd, Mr Patrick Wong Haw Yeong, Timberworld Agencies Sdn Bhd, Crownlite Group Limited and Net Communications Holdings Sdn Bhd to amend the agreement entered into for the acquisition of 12,500,001 ordinary shares representing 1 share above 50% of the capital of Oleander Enterprise Sdn Bhd ("OESB"). Inter alia, the consideration for the acquisition has been revised from RM9,750,001, or RM0.78 per share, to RM9,250,001, or RM0.74 per share.

The acquisition of the 12,500,001 OESB shares by SSL was completed on 29th January 2002. SSL also subscribed for 10,249,999 new shares of RM1.00 each in OESB, at par, thereby increasing its shareholding in OESB to 51.12% of the enlarged capital.

This announcement is dated 30th January 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: